Exhibit 99.1

Sierra Metals Announces Filing of NI 43-101 Technical Report on the Yauricocha Mine in Peru

TORONTO, Nov. 13, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") has filed a technical report prepared in accordance with National Instrument 43-101 ("NI 43-101") on the Yauricocha Mine (the "Report").  The Report supports the disclosure made by the Company in its news releases dated September 28, 2017 entitled "Sierra Metals Significantly Increases Mineral Resource Estimate for Yauricocha Mine, Peru." and dated October 26, 2017 entitled "Sierra Metals Significantly Increases Mineral Reserve Estimate for Yauricocha Mine, Peru."  There are no material differences in the mineral reserves and resources contained in the Report from those disclosed in the news releases.

The Report included Reserves and Resources for the Yauricocha Mine with:

•	Total Proven and Probable Contained Metal has significantly increased by 86% silver, 237% copper, 58% lead, 96% zinc, and 97% gold as compared to the previous reserve estimate.
•	Total Measured and Indicated Contained Metal has significantly increased by 72% silver, 128% copper, 74% zinc, 64% lead and 61% gold.
•	Total Inferred Contained Metal has significantly increased by 55% silver, 59% copper, 105% zinc, 42% lead and 83% gold.
•	Mineral Reserves for Yauricocha are 8,917,000 tonnes averaging 48.3 g/t silver, 1.2% copper, 0.8% lead, 2.4% zinc and 0.5 g/t gold representing a 135% tonnage increase compared to the previous Reserve Estimate. This new Reserve Estimate more than doubles the previous mine life at current throughput levels when compared to the previous reserve Estimate.
•	Mineral Resources for Yauricocha are 13,206,000 tonnes averaging 62.3 g/t silver, 1.5% copper, 0.9% lead, 2.8% zinc and 0.6 g/t gold representing a 68% tonnage increase from the previous resource estimate.
•	Total Inferred Mineral Resources for Yauricocha are 6,632,000 tonnes averaging 43.0 g/t silver, 1.2% copper, 0.5% lead, 2.2% zinc and 0.5 g/t gold representing a 77% tonnage increase from the previous resource estimate.
•	Increases to contained copper reflect the discovery and delineation of new Cu-rich zones in Cuye, Mascota, and Esperanza as well as a 14% increase in Copper Price compared to the previous estimate.
•	Metal pricing, metallurgical recoveries, costs, and other modifying factors have been updated to reflect July 31, 2017 actuals and assumptions.

The Report dated November 10, 2017 with and effective date of July 31, 2017 is entitled "NI 43-101 Technical Report on Resources and Reserves Yauricocha Mine Yauyos Province, Peru", and was prepared by independent SRK Consulting (U.S.), Inc.

Signed by Qualified Persons:
Matthew Hastings, MSc Geology, MAusIMM (CP), SRK Principal Consultant (Resource Geology)
Shannon L. Rhéaume, BASc Mining and Mineral Processing, PEng, SRK Senior Consultant (Mining Engineer)
Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy)
Jeff Osborn, BEng Mining, MMSAQP, SRK Principal Consultant (Mining Engineer)
John Tinucci, PhD, PE, ISRM, SRK President/Practice Leader/Principal Consultant (Geotechnical Engineer)

Reviewed by:
Erik C. Ronald, MEng, PG, MAusIMM, SRK Principal Consultant (Resource Geology)
John Tinucci, PhD, PE, ISRM, SRK President/Practice Leader/Principal Consultant (Geotechnical Engineer)
Peter Clarke, BSc Mining, MBA, PEng, SRK Principal Consultant (Mining Engineer)

Notes on Reserve Estimate

The procedures and methods supporting the mineral reserve estimations have been developed in conjunction with Sierra Metals mine planning personnel. The reserve estimates presented herein have been conducted by Sierra Metals and reviewed by SRK using supporting data generated by the site. SRK notes that the methods and procedures are reasonable and consistent with industry best practice. Each mining area was evaluated using reasonable mining block shapes based on the mining method applicable to the zone. Data and information supporting the mining recovery, mining dilution, reconciliation-based grade adjustments, metallurgical recoveries, consensus commodity pricing, and treatment and refining charges have been provided by Sierra Metals and reviewed by SRK. These factors are used to calculate unit values for the blocks in the models. Historic and expected direct and indirect mining, processing, and general and administrative costs were provided by Sierra Metals. To be considered economic, the Net Smelter Return (NSR) value of the mining block must be greater than the economic cutoff. Blocks below the economic cutoff but above the marginal cutoff are, in some cases, included in the reserve where they are in between or immediately adjacent to an economic block, and it is reasonable to expect that no significant additional development would be required to extract the marginal block. Isolated blocks, defined as blocks with no defined access, have been excluded from the reserve. Mined out areas were provided by Sierra Metals personnel.

SRK is of the opinion that the reserve estimations are suitable for public reporting and are a fair representation of the mill feed tonnes, grade, and metal for the Yauricocha deposit.

Notes on the Resource Estimate

The procedures and methods supporting the mineral resource estimation have been developed in conjunction with Minera Corona geological personnel. The understanding of the geology and mineralization at Yauricocha is based on a large volume of geologic data as well as a robust history of production. SRK has reviewed the methods and procedures for data collection methods supporting the estimate, and notes that they are reasonable and consistent with industry best practice. Geology models were generated by Minera Corona geologists using Datamine Studio or Leapfrog Geo, and locally vary significantly from those used in previous reports. A combination of diamond drilling, channel sampling, and mine mapping have been used to inform these models, and SRK is of the opinion that they are an accurate interpretation of the mineralization at Yauricocha. These models, presented as 3D wireframes, are used to constrain block models, which are flagged with variables such as bulk density, mine area, depletion, unit value, etc.

The resource estimations presented herein have been conducted or reviewed by independent consultants using supporting data generated by the site. SRK conducted independent estimations for the Mina Central area, Esperanza, Mascota, and the majority of the Cuerpos Pequenos Area. Cachi Cachi estimations and select Cuerpos Pequenos estimations were conducted by Minera Corona personnel and reviewed by SRK. Grade for the five primary commodities (Ag, Au, Cu, Pb, Zn) is estimated into the block models using both drilling and channel samples, applying industry-standard estimation methodology. Interpolation methods were generally via ordinary kriging or inverse distance depending on quantities of data. Mineral resources estimated by the independent consultants are categorized in a manner consistent with industry best practice, and are reported above reasonable unit value cut-offs based on actual marginal production costs to satisfy public reporting criteria.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in-situ contained metal for the Yauricocha deposit.

The Report is available for review on both SEDAR (www.sedar.com) and the Company's website (www.sierrametals.com).

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/13/c6004.html

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 13-NOV-17